EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Administrator of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan:

     We consent to the incorporation by reference in the Registration Statements Numbers 333-125712, 333-106067, 333-2702, and 33-77518 on Form S-8 of LaCrosse Footwear, Inc. of our report dated April 21, 2005 with respect to the statements of net assets available for benefits of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan as of December 31, 2004 and 2003, the statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in this Annual Report of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan on Form 11-K.

McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
June 28, 2005